EXHIBIT 4.2

                  FIRST AMENDMENT TO THE OBIE MEDIA CORPORATION
                       RESTATED 1996 STOCK INCENTIVE PLAN


The OBIE MEDIA CORPORATION Restated 1996 Stock Incentive Plan is hereby amended, effective April 21, 2000, subject to shareholder approval, to revise the share number reference in the first sentence of Section VI.A. to read "549,300 shares" from "300,000 shares" (the increase from 300,000 shares to 399,300 shares was the result of stock splits).

         In all other respects, the OBIE MEDIA CORPORATION Restated 1996 Stock Incentive Plan shall remain the same.

                                OBIE MEDIA CORPORATION


                                By:   /s/ Brian B. Obie
                                    -----------------------------------------
                                      Brian B. Obie, Chairman of the Board
                                      President, and Chief Executive Officer